Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

19 December 2016

Prima BioMed Announces ADR Ratio Change

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces a ratio change for the Company’s American Depositary Receipt (“ADR”) program. As a result, the number of the Company’s ordinary shares represented by each American Depositary Share (“ADS”) will be changed from thirty (30) ordinary shares to one hundred (100) ordinary shares. The effective date anticipated for the ratio change is December 28, 2016 (U.S. Eastern Standard Time).

On August 10, 2016, the Company announced that it had received a notification from the NASDAQ Listing Qualifications Department advising that it was non-compliant with NASDAQ’s minimum bid price of US$1.00 per share rule. ADR holders on the record at market close on December 27, 2016 Eastern Standard Time will receive 1 (one) new ADS for every 3.333333 old ADSs held. The Company anticipates that after the ratio change, the price of its ADSs will increase proportionally and meet NASDAQ’s minimum bid price requirement. However, there can be no assurance that such an increase will occur.

No fractional ADSs will be issued. Cash will be paid in lieu of fractional ADSs. The ratio change will affect all ADR holders uniformly. The ratio change will not reduce any ADR holder’s percentage ownership interest in the Company, except for minor adjustments that may result from the treatment of fractional ADSs. Proportionate voting rights and other rights and preferences of the ADR holders will not be reduced by the ratio change (subject to the treatment of fractional ADSs). The number of ADR holders of record will not be affected by the ratio change.

No new ordinary shares will be issued in connection with the ratio change and it will not impact the number of ordinary shares listed on the ASX.

Summary of the Ratio Change
Current Ratio	1 ADS = 30 ordinary shares
New Ratio	1 ADS = 100 ordinary shares
New CUSIP	74154B302
Effective Date	December 28, 2016 (U.S. EST)

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889